14:27 36%

Linda

Know anyone who might be interested in investing in us? We are good with very small check sizes

https://wefunder.com/mod.tech.labs
https://help.wefunder.com/testing-the-waters-legal-disclosure



Invest in Mod Tech Labs Inc. : An automatic creative team in your pocket for 3D digital media in a click. | Wefunder

Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.

wefunder.com

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